SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C.  20549

                            FORM U-6B-2

                      Certificate of Notification
                                  of
                     Holyoke Water Power Company
          with respect to Financing of Pollution Control Facilities


Certificate is filed by:  Holyoke Water Power Company (the "Company").

   This certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

    Reference is made to File Number 040-00415 and the Company's Forms U-6B-2 filed on December 23, 1998 and November 15, 1999, (the "Original Forms") describing the transactions entered into on November 1, 1998 and November 3, 1999. Except as otherwise defined herein, terms used herein shall have the meanings set forth in the Original Forms.

1.  Type of the security or securities:   See Original Forms for general
description. On September 15, 2000, Toronto-Dominion Bank extended the expiration date of the 1999 Letter of Credit, as amended on June 28, 2000, from November 7, 2000 to November 6, 2001.

2 through 4.    See Original Forms.

5. Date of issue, renewal, or guaranty of each security: First Amendment to the 1999 Reimbursement Agreement dated as of September 15, 1999.

6 through 15.  See Original Forms.

                          HOLYOKE WATER POWER COMPANY


                           By /s/ Randy A. Shoop
                           Randy A. Shoop
Assistant Treasurer - Finance


Date:  September 20, 2000